FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 10, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key financial figures of the Company,  and Proposals of the Board of Directors and the Supervisory Board for the April 25, 2008 Annual General Meeting of Magyar Telekom Plc. in accordance with Hungarian Accounting Act and the Companies Act

The financial results of the Company in the 2007 fiscal year are as follows:

	Magyar Telekom Plc. (HAR)	Magyar Telekom Group (IFRS)
	In million HUF
Total Assets	942,877	1,135,578
Long-term Assets	842,584	903,991
Current Assets	68,160	231,587
Common Stock	104,275	104,275
Total shareholders’ equity	412,697	514,998
Long-term Liabilities	309,062	330,867
Short-term Liabilities	147,453	223,018
Sales Revenues	499,909	676,661
Profit for the year (IFRS)	—	73,056
Balance sheet profit (HAR) (before the proposed dividends)	35,634	—
Balance sheet result (HAR) (after the proposed dividends)	0	—

The Board of Directors proposes that the General Meeting should approve the 2007 Annual Report of Magyar Telekom Plc. prepared in line with the Hungarian Accounting Rules (HAR), inclusive of HUF 942,877 million Total Assets, and HUF 35,634 million After-tax Result.

The Board of Directors proposes that the General Meeting should approve that the Company shall disburse HUF 74 per each share of HUF 100 face value as annual dividend for 2007.

The Company uses the HUF 35,633,509,239 profit after tax based on HAR figures and HUF 41,418,404,237 from profit reserves to pay the total dividend of HUF 77,051,913,476.

The Board of Directors proposes that the General Meeting should approve the 2007 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, including Balance Sheet Total Assets of HUF 1,135,578 million and Profit after tax for year 2007: HUF 73,056 million (before the deduction of HUF 12,901 million attributable to minority interests).

Based on its findings in the course of the continuous monitoring of the business operations of the Company and the Magyar Telekom Group the Supervisory Board recommends that the General Meeting should:

•         approve the Y2007 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR) with the Balance Sheet Total Assets and After-tax Net Income as proposed by the Board of Directors,

•         approve the Y2007 Consolidated Financial Statements of the Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) with the Balance Sheet Total Assets and Profit after tax as proposed by the Board of Directors,

•   accept the Auditor’s reports,

•   accept the proposal of the Board of Directors on the dividend payment,

•   approve the Corporate Governance Report for 2007.

Resolution proposals of the EGM of Magyar Telekom Plc. to be held April 25, 2008:

Agenda 1

The General Meeting approves the 2007 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, including Balance Sheet Total Assets of HUF 1,135,578 million and Profit after tax for year 2007 HUF 73,056 million (before the deduction of HUF 12,901 million attributable to minority interests).

Agenda 3

a.)The General Meeting approves the 2007 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 942,877 million and After-tax Net Income of HUF 35,634 million.

b.)   The General Meeting has reviewed and approves the Corporate Governance and Management Report of the Board of Directors of Magyar Telekom on the financial year of 2007.

c.)   The General Meeting hereby evaluates the work of the board members of the Company and decides on granting the relief from liability for the board members of the Company with respect to the 2007 business year in accordance with Section 30 (5) of the Companies Act. The evaluation and the relief from liability granted by this resolution shall not apply to the liability of the board members arising from their gross negligence or wilful misconduct.

Agenda 4

A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2007.

The Company uses the HUF 35,633,509,239 profit after tax based on HAR figures and HUF 41,418,404,237 from profit reserves to pay the total dividend of HUF 77,051,913,476.

May 27th, 2008 shall be the first day of dividend disbursement.

On May 5th, 2008, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement in the following newspapers: Magyar Hírlap, Népszava and Világgazdaság, as well as on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

Agenda 5

a.)   The Annual General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

b.)   The Annual General Meeting approves the amendment of Section 1.6. of the Articles of Association according to the submission.

c.)   The Annual General Meeting approves the amendment of Section 1.8. of the Articles of Association according to the submission.

d.) The Annual General Meeting approves the amendment of Section 4.5. of the Articles of Association according to the submission.

e.) The Annual General Meeting approves the amendment of Sections 5.1., 6.2. (i), 7.4.1. (b) and 8.3. of the Articles of Association according to the submission.

f.)    The Annual General Meeting approves the amendment of Section 7.6. of the Articles of Association according to the submission.

g.)   The Annual General Meeting approves the amendment of Section 8.4.5. of the Articles of Association according to the submission.

h.)   The Annual General Meeting approves the amendment of Section 8.7. of the Articles of Association according to the submission.

i.)    The Annual General Meeting approves the amendment of Section 15.2. of the Articles of Association according to the submission.

Agenda 6

The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.

Agenda 10

The General Meeting elects as Auditor of Magyar Telekom Plc. (the “Company”) PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16 – Registration no.: 001464)

personally Márta Hegedűsné Szűcs as registered auditor

Chamber membership number: 006838

Address: 2071 Páty, Várhegyi u. 6.

Mother’s maiden name: Julianna Hliva

to perform audit services for the year 2008, i.e. for the period ending May 31st 2009 or if the Annual General Meeting closing the 2008 fiscal year will be held prior to May 31st 2009 then on the date thereof.

In the event  that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Margit Gyurikné Sós (chamber membership number: 003662, mother’s maiden name: Margit Varró, address: 1041 Budapest., Bercsényi u. 11.) to act as responsible auditor.

The General Meeting approves HUF 72,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

Magyar Telekom Plc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: April 10, 2008